SO
3-22-04

04003730

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF

3-11-04

OMB Number: 3235-0123
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NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wilmington Brokerage Services Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1100 North Market Street, Rodney Square North
(No. and Street)

Wilmington	Delaware	19890
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Michael Fox (302) 651-8941
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSE
MAR 25 200
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — if individual, state last, first, middle name)

1600 Market Street	Philadelphia	Pennsylvania	19103-7279
(Address)	(City)	(State)	Zip Code)

RECD S.E.C.
MAR 1 - 2004
558

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AW

OATH OR AFFIRMATION

I, James S. Gandolfo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilmington Brokerage Services Company, as of December 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President WBSC

Title

Notary Public

TIFFANY JOY ALIOTO
NOTARY PUBLIC-DELAWARE
My Commission Expires Sept. 4, 2004

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Controls.
- X (p) Reconciliation with Focus Computation of Net Capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Wilmington Brokerage Services Company

Year ended December 31, 2003
With Report and Supplementary Report of Independent Auditors

Wilmington Brokerage Services Company

Financial Statements and
Supplemental Information

Year ended December 31, 2003

Contents

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Telephone 267 256 7000
Fax 267 256 7200

Independent Auditors' Report

Board of Directors
Wilmington Brokerage Services Company:

We have audited the accompanying statement of financial condition of Wilmington Brokerage Services Company ("the Company") as of December 31, 2003, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Brokerage Services Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule of the Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Philadelphia, Pennsylvania
February 24, 2004

Wilmington Brokerage Services Company

Statement of Financial Condition

December 31, 2003

Assets		
Cash	$	1,881,373
Securities owned:		
Marketable, at market value		2,496,823
Commissions receivable		80,866
Fixed assets, at cost,		
less accumulated depreciation of $918,829		224,488
Deferred tax asset		45,677
Other assets		112,574
Total assets	$	4,841,801
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to Wilmington Trust Company	$	251,591
Accounts payable		212,190
Income taxes payable to Wilmington Trust Company		1,310,176
Total liabilities		1,773,957
Stockholder's equity:		
Common stock, no par, 100 shares authorized, issued,		
and outstanding		25,000
Additional paid-in capital		1,440,615
Retained earnings		1,602,229
Total stockholder's equity		3,067,844
Total liabilities and stockholder's equity	$	4,841,801

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company

Statement of Income

Year ended December 31, 2003

Revenues:		
Brokerage commissions	$	9,565,573
Mutual fund commissions		1,647,344
Interest and dividends		64,114
Principal transactions		(14,215)
Other		843,002
Total revenues		12,105,818
Expenses:		
Employee compensation and benefits		5,681,975
Clearing costs		671,027
Telephone and communication		235,016
Occupancy and other support		230,506
Filing and handling fees		261,287
Other		226,977
Total expenses		7,306,788
Income before income taxes		4,799,030
Provision for income taxes		1,812,663
Net income	$	2,986,367

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company

Statement of Stockholder's Equity

Year ended December 31, 2003

	Common Stock		Additional		
	Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance, January 1,2003	100	$ 25,000	$ 1,440,615	$ 915,862	$ 2,381,477
Net Income				2,986,367	2,986,367
Dividend paid				(2,300,000)	(2,300,000)
Balance, December 31,2003	100	$ 25,000	$ 1,440,615	$ 1,602,229	$ 3,067,844

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities		
Net income	$	2,986,367
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		63,397
Changes in operating assets and liabilities:		
Increase in securities owned, net		(363,466)
Increase in commissions receivable		(15,217)
Increase in other assets		(43,930)
Decrease in payable to Wilmington Trust Company		(249,331)
Increase in accounts payable and other liabilities		151,485
Decrease in income taxes payable to Wilmington Trust Company		(198,185)
Decrease in deferred income taxes		(53,531)
Net cash provided by operating activities		2,277,589
Cash flows from investing activities:		
Purchases of furniture, equipment and improvements		(149,805)
Net cash used in investing activities		(149,805)
Cash flows from financing activities:		
Cash dividends		(2,300,000)
Net cash used in financing activities		(2,300,000)
Net decrease in cash		(172,216)
Cash, beginning of year		2,053,589
Cash, end of year	$	1,881,373
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes paid to Wilmington Trust Company	$	2,064,379

The accompanying notes are an integral part of these financial statements.

NOTE 1 -- ORGANIZATION

Wilmington Brokerage Services Company (the Company) is a discount broker registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Wilmington Trust Company (WTC). WTC is a wholly-owned subsidiary of Wilmington Trust Corporation (the Corporation). The Company's customer base is geographically diverse; however, the majority are trust or retail customers of WTC who reside in Delaware.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions:

Security transactions are cleared through the National Financial Services, LLP (the Clearing Broker). Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues related to customers' security transactions are recorded on a trade date basis.

Fixed Assets:

Fixed assets are stated at cost less accumulated depreciation. Buildings and improvements are depreciated on a straight-line basis over an estimated useful life of 39 years. Furniture and equipment is depreciated on a straight –line basis over an estimated useful life of 3, 5, or 7 years.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned:

At December 31, 2003, the Company holds U.S. Treasury Bills, maturing in February and March 2004, which are carried at market value with unrealized gains and losses reflected in the principal transactions line of the Statement of Income.

NOTE 3 -- INCOME TAXES

The Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. These temporary differences are measured at prevailing enacted tax rates that will be in effect when the differences are settled or realized. The Company's provision for income taxes is computed as if the Company filed a separate tax return, however, the Company's taxable income is included in the consolidated federal income tax return filed by the Corporation. Income tax expense at December 31, 2003 represents the current and deferred expense of $1,812,633. The amount payable to WTC at December 31, 2003 was $1,310,176.

The difference between income tax at the statutory rate of 35% and income tax expense included in the statement of income is due to a difference related to tax exempt interest of ($18,974) and the impact of state taxes (net of the federal benefit) of $151,976. The Company has a deferred tax asset of $45,677 at December 31, 2003.

NOTE 4 -- FIXED ASSETS

A summary of fixed assets at December 31, 2003 follows:

Buildings and improvements	$	218,742
Furniture and equipment		924,575
		1,143,317
Accumulated depreciation		918,829
Fixed assets, net	$	224,488

Depreciation expense was $63,397 for 2003.

NOTE 5 -- RELATED PARTY TRANSACTIONS

The Company receives compensation for brokerage activities performed for the Financial Services Department of WTC. In 2003, the Company recorded net brokerage commissions in the amount of $4,547,204 for these activities. In 2003, the Company paid the Personal Financial Services Department a negotiated amount of $1,000,000 to support Personal Investment representatives at branch sites. This amount is included in "Employee compensation and benefits" in the Statement of Income.

During 2003, the Company incurred rental expense of $105,067 under a leasing arrangement with WTC which is included in "Occupancy and other support" in the Statement of Income.

NOTE 6 -- EMPLOYEE BENEFITS AND OTHER POSTRETIREMENT BENEFITS

Employees of the Company are included in the noncontributory defined benefit pension plan of WTC, and are provided certain other postretirement health and life insurance benefits. Costs for these plans are borne fully by WTC. The defined benefit pension plan covers substantially all employees of the Company after certain age and service requirements are attained.

Employees of the Company are also eligible to participate in the Corporation's Employee Stock Purchase Plan and WTC's Thrift Savings Plan after meeting certain age and service requirements. Eligible employees may contribute from 1% to 15% of their annual base pay to the Thrift Savings Plan. The first 6% of each employee's pay is eligible for matching contributions from the Company of $.50 on each $1.00. In 2003 the Company's contributions for employees participating in this plan amounted to $58,561.

NOTE 7 -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had "net capital" of $2,658,004, which was $2,408,004 in excess of its required minimum net capital of $250,000 for regulatory purposes. The company maintains a minimum net capital of $250,000 for purposes of rule 15c3-1, in part, as a result of its Clearing Agreement. The Company's ratio of aggregate indebtedness to net capital was 0.67 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

NOTE 8 -- CLEARING AGREEMENT

All customer securities transactions are introduced and cleared on a fully-disclosed basis through a clearing broker that is a member of the New York Stock Exchange, Inc. (the "NYSE") pursuant to a clearing agreement (the "Agreement"). Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition and the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). Commissions receivable on the Statement of Financial Condition are amounts due from this Clearing Broker.

The Agreement states the Company will assume customer obligations should a customer of the Company default. As of December 31, 2003, accounts owed to the clearing broker by these customers were adequately collateralized by securities owned by the customers.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Schedule I

Wilmington Brokerage Services Company

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2003

Net Capital		
Total stockholder's equity from Statement of Financial Condition		$ 3,067,844
Deduct, stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		3,067,844
Additions		-
Total capital and allowable subordinated liabilities		3,067,844
Total non-allowable assets		
1. Excess cash	-	
2. Commissions receivable	474	
3. Other assets	112,574	
4. Fixed assets, net	224,488	
5. Deferred tax asset	45,677	(383,213)
Net capital before haircuts on securities positions		2,684,631
Haircuts on securities		(26,627)
Net capital		$ 2,658,004
Aggregate Indebtedness		
Included in Statement of Financial Condition		
Payable to Wilmington Trust Company		$ 251,591
Accounts payable and other liabilities		212,190
Income taxes payable to Wilmington Trust Company		1,310,176
Total aggregate indebtedness		1,773,957
Percentage of aggregate indebtedness to net capital		67%
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		118,264
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of 6-2/3% of aggregate indebtedness of $1,773,341 or $250,000)		250,000
Excess net capital		$ 2,408,004
Excess net capital at 1000%		$ 2,480,608

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Schedule I

Wilmington Brokerage Services Company

Computation of Net Capital Under SEC Rule 15c3-1 (continued)

December 31, 2003

Reconciliation of Company's Computation of Net Capital with FOCUS Report

Net Capital as reported in Wilmington Brokerage Services Company's Part IIA (Unaudited) FOCUS report	$ 2,781,964
Other Items:	
Unrecorded accounts payable to Wilmington Trust Corporation	(1,536)
Unrecorded accounts payable and other liabilities	(124,891)
Adjustment to income taxes payable to Wilmington Trust Corporation	48,337
Adjustment to unallowable assets	(45,870)
Net Capital as shown on page 10	$ 2,658,004

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Telephone 267 256 7000
Fax 267 256 7200

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors
Wilmington Brokerage Services Company:

In planning and performing our audit of the financial statements and supplemental information of Wilmington Brokerage Services Company (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Philadelphia, Pennsylvania
February 24, 2004